Exhibit 14

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

Form 51-101

Glossary of Terms
Reserves	Estimated reserves of natural gas, natural gas liquids and crude oil.
Working interest	Those lands in which the Company receives its share acreage of net production revenues.
Gross reserves	Estimated reserves before royalties based on working interest.
Net reserves	Estimated reserves after royalties based on working interest
Future net revenue
Working interest revenues after royalties, development costs, production costs and well abandonment costs, but before administrative, overhead and other such indirect costs. Future net revenue may be presented either before or after tax.

NGL’s
Natural gas liquids. Hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butane and pentane plus, or combinations thereof.

Proved reserves	Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves
Reserves that are less certain than proved reserves at being recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves

Developed reserves	Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
Developed producing reserves
Reserves that are expected to be recovered from completion intervals open at the time of estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed non- producing reserves	Reserves that either have not been on production, or have previously been on produciton, but are shut in, and the date of resumption of production is unknown.
stb or stock tank barrel	A 42-gallon barrel of crude oil at standard conditions of temperature and pressure.
mbbl	1,000 barrels of oil and/or natural gas liquids.
MMBtu	A unit of heat equal to one million British thermal units.
mcf	1,000 cubic feet of natural gas.
bbl or barrel	42 U.S. gallons liquid volume of crude oil or natural gas liquids.
Undeveloped reserves
Reserves that are expected to be recovered from known accumulation where a significant expenditure is required to render them capable of production (e.g. in comparison to the cost of drilling a well). Such reserves must fully meet the requirements of the reserves classification to which they are assigned (proved or probable).

Form 51-101F1

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF DYNAMIC OIL & GAS, INC.

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

The following information is related to our reserves, future net revenue and discounted value of future net cash flow of natural gas, natural gas liquids and crude oil. Sproule Associates Limited (“Sproule”), independent qualified evaluators of Calgary, Alberta evaluated these reserves effective January 1, 2004. We used these reserves in the preparation of our Financial Statements for the fiscal year ended December 31, 2003.

All our reserves are in Alberta, British Columbia and Saskatchewan, Canada.

The reserves on our properties described herein are estimates only. Actual reserves on our properties may be greater or less than those calculated.

The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of our reserves. There is no assurance that forecast prices and costs assumed in the Sproule evaluation will be attained, and variances could be material. Assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables.

The following tables provide reserves data and a breakdown of future net revenue by component and reserve category using forecast prices and costs, constant prices and costs, on our Working Interest, Gross and Net Reserves basis (see “Glossary of Terms”).

The pricing used in tables that reflect constant and forecast price evaluations is set forth in Items 3.1 and 3.2, respectively.

In certain instances, numbers may not total due to computer-generated roundings. In such cases, differences are not material and amounts presented are as shown in the Sproule Report.

Item 2.1 Reserves Data (Constant Prices and Costs)

Item 2.1(1)	The following table shows our gross and net reserves by reserve category using constant prices and costs.

Summary of Reserves
Based on Constant Prices and Costs
	Light and						Natural Gas
	Medium Oil		Heavy Oil		Natural Gas (1)		Liquids

	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved
Developed producing	261.1	214.3	4.5	3.9	18,175	14,963	962.0	792.0
Developed non-
producing	78.6	55.3	-	-	2,640	1,832	4.9	3.5
Undeveloped	158.3	137.7	-	-	3,678	2,758	20.2	17.4
Total proved	498.0	407.2	4.5	3.9	24,493	19,553	987.1	812.9
Probable	295.5	244.8	1.5	1.2	17,593	13,685	406.0	323.6
Total proved plus
probable	793.5	652.0	6.0	5.1	42,086	33,238	1,393.1	1,136.4
(1) Includes solution gas.

Item 2.1(2)	The following table shows the net present values of the future net revenue of our net reserves by reserve category using constant prices and costs.

Summary of Net Present Values of Future Net Revenue
Based on Constant Prices and Costs
($000’s)	Before Income Taxes		After Income Taxes
	Annual Discount Rate		Annual Discount Rate
Reserve Category	0%	10%	0%	10%
Proved
Developed producing	99,917	72,958	80,156	57,511
Developed non-producing	4,684	2,756	728	(486)
Undeveloped	16,445	12,229	10,139	7,373
Total proved	121,046	87,943	91,023	64,397
Probable	76,545	42,693	48,215	26,052
Total proved plus probable	197,591	130,636	139,238	90,449

Item 2.1(3)(a) and (b)	The following table shows the net present values of the future net revenue of our net reserves by reserve category using constant prices and costs, undiscounted.

Total Future Net Revenue – Undiscounted
Based on Constant Prices and Costs
($000’s)						Future Net
					Well	Revenue		Future Net
Reserve			Operating	Development	Abandonment	Before Income	Income	Revenue After
Category	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Income Taxes
Proved	208,888	42,668	34,886	9,163	1,125	121,046	30,023	91,605
Proved plus
probable	347,212	72,569	58,810	16,874	1,368	197,591	58,353	139,238

Item 2.1(3)(c)
The following table shows the net present values of the future net revenue of our net reserves by reserve category using constant prices and costs before deducting future income tax expenses using a 10% discount rate.

Future Net Revenue by Production Group
Based on Constant Prices and Costs
($000’s)		Future Net Revenue Before Income
Reserves Category	Production Group	Taxes – Discounted Annually @ 10%
Proved reserves	Light and medium crude oil (1)	9,866
	Heavy oil (1)	60
	Natural gas (2)	76,677
Proved plus probable	Light and medium crude oil (1)	14,461
	Heavy oil (1)	68
	Natural gas (2)	114,415

(1)	Includes solution gas and other by-products.
(2)	Includes by-products but excluding solution gas from oil wells.

Item 2.2 Reserves Data (Forecast Prices and Costs)

Item 2.2(1)	The following table shows our gross and net reserves by reserve category using forecast prices and costs.

Summary of Reserves
Based on Forecast Prices and Costs
	Light and						Natural Gas
	Medium Oil		HeavyOil		Natural Gas (1)		Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved
Developed producing	261.1	215.1	4.5	3.9	18,249	14,959	962.0	792.1
Developed non-
producing	78.6	56.1	-	-	2,710	1,856	4.9	3.5
Undeveloped	158.3	137.7	-	-	3,691	2,768	20.2	17.4
Total proved	498.0	408.9	4.5	3.9	24,650	19,584	987.2	812.9
probable	295.3	246.0	1.5	1.2	17,508	13,627	405.9	323.5
Total proved plus
probable	793.3	654.8	6.0	5.1	42,158	33,211	1,393.1	1,136.5
(1) Includes solution gas.

Item 2.2(2)	The following table shows the net present value of future net revenue for our net reserves by reserve category using forecast prices and costs.

Summary of Net Present Values of Future Net Revenue
Based on Forecast Prices and Costs
($000’s)	Before Income Taxes					After Income Taxes
Reserve	Annual Discount Rate					Annual Discount Rate
Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed	72,899	61,982	54,405	48,850	44,600	61,518	51,680	44,988	40,166	36,510
producing
Developed
non-producing	1,736	1,047	527	127	(187)	(739)	(1,256)	(1,618)	(1,882)	(2,077)
Undeveloped	11,294	9,669	8,479	7,562	6,826	7,233	6,066	5,222	4,578	4,067
Total proved	85,929	72,698	63,411	56,539	51,239	68,011	56,492	48,592	42,862	38,500
probable	51,246	36,698	27.900	22,096	18,013	33,711	23,695	17,665	13,701	10,924
Total proved
plus probable	137,176	109,397	91,311	78,634	69,251	101,722	80,186	66,256	56,563	49,425

Item 2.2(3)(a) and (b)	The following table shows the future net revenue of our net reserve by reserves category using forecast prices and costs, and undiscounted.

Total Future Net Revenue – Undiscounted
Based on Forecast Prices and Costs
($000’s)						Future Net
					Well	Revenue
Reserve			Operating	Development	Abandonment	Before Income	Income	Future Net Revenue
Category	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	After Income Taxes
Proved	166,386	32,876	37,134	9,188	1,259	85,929	17,918	68,011
Proved
plus
probable	275,063	55,223	64,088	16,931	1,645	137,176	35,454	101,722

Item 2.2(3)(c)
The following table shows the net present value of future net revenue of our net reserves by reserve category using forecast prices and costs before deducting future income tax expense, discounted at 10%.

Future Net Revenue by Production Group
Based on Forecast Prices and Costs
($000’s)		Future Net Revenue Before Income
Reserves Category	Production Group	Taxes – Discounted Annually @ 10%
Proved reserves	Light and medium crude oil (1)	7,820
	Heavy oil (1)	48
	Natural gas (2)	54,204
Proved plus probable	Light and medium crude oil (1)	11,205
	Heavy oil (1)	55
	Natural gas (2)	78,360

(1)	Includes solution gas and other by-products.
(2)	Includes by-products but excluding solution gas from oil wells.

Item 2.3 Reserves Disclosure Varies with Accounting

We have no subsidiary interests.

Item 2.4 Future Net Reserves Disclosure Varies with Accounting

We have no subsidiary interests.

Item 3.1 Constant Prices Used in Estimates

The following table shows benchmark reference prices that have been used by Sproule in evaluating our reserves.

Summary of Pricing Assumptions
Based on Constant Prices and Costs
Oil		Natural Gas	Natural Gas Liquids
Pentanes Plus, Butane
Edmonton Par Price	Heavy Oil	Alberta AECO-C	and Propane
($Cdn/stb)	($Cdn/stb)	($Cdn/mmcf)	($Cdn/bbl)
39.69	39.69	6.18	25.38

Item 3.2 Forecast Prices Used in Estimates

The following table shows historical and future pricing and inflation rate assumptions used by Sproule in evaluating our reserves.

Summary of Pricing and Inflation Rate Assumptions
Based on Forecast Prices and Costs
	Oil	Natural Gas Liquids and Sulphur
						Edmonton
	WTI	Edmonton	Natural Gas (1)	Pentanes	Butanes	Propane	Inflation
	Cushing	Par Price	AECO Gas	plus FOB	FOB Field	FOB Field	Rates	Exchange
Year	Oklahoma	40[o] API	Prices	Field Gate	Gate	Gate	%/year	Rate(3)
Historical (4)	($US/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(2)	($US/$Cdn)
2000	30.30	44.03	5.07	46.27	34.83	31.34	1.5	0.674
2001	25.94	39.06	6.23	42.46	27.93	29.87	2.0	0.646
2002	26.09	40.12	4.04	40.80	25.39	20.36	2.7	0.637
2003
(Year End)	31.13	43.21	6.66	44.14	34.41	32.87	2.5	0.716
Forecast
2004	29.63	37.99	6.04	38.91	31.15	28.04	1.5	0.75
2005	26.80	34.24	5.36	35.07	25.52	22.56	1.5	0.75
2006	25.76	32.87	4.80	33.67	23.28	20.58	1.5	0.75
2007	26.14	33.37	4.91	34.17	23.63	20.89	1.5	0.75
2008	26.53	33.87	4.98	34.69	23.98	21.20	1.5	0.75
Thereafter	Various Escalation Rates

(1)	This Summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.
(2)	Inflation rates for forecasting prices and costs.
(3)	Exchange rates used to generate the benchmark reference prices in this table.
(4)	Item 3.2(1)(b) of Form 51-101F1 also requires disclosure of the reporting issuer’s weighted average historical prices for the most recent financial year (2003, in this example).

Notes: Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

Item 4.1 Reserves Reconciliation

Item 4.1(1)	The following table sets forth a year-over-year reconciliation of the changes in our net light and medium crude oil, heavy oil and natural gas and natural gas liquids reserves.

Reconciliation of Company Interest Net Reserves (after Royalties)
Based on Constant Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids
			Net Proved			Net Proved			Net Proved			Net Proved
	Net	Net	plus	Net	Net	plus	Net	Net	plus	Net	Net	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)

January 1, 2003	996.8	673.2(1)	1,670.0(2)	2.2	1.2(1)	3.4(2)	24,781.0	8,834.0(1)	33,615.0(2)	1,169.7	231.9(1)	1,401.6(2)

Extensions	83.6	8.2	91.8	-	-	-	432.1	133.6	565.7	2.7	-	2.7

Technical Revisions	(490.8)	(436.6)	(927.5)	2.0	-	2.0	(2,268.1)	4,197.5	1,929.4	(161.6)	91.7	(69.9)

Discoveries	-	-	-	-	-	-	498.6	519.9	1,018.5	-	-	-

Production	(182.4)	-	(182.4)	(0.3)	-	(0.3)	(3,890.6)	-	(3,890.6)	(197.9)	-	(197.9)

January 1, 2004	407.2	244.8	652.0	3.9	1.2	5.1	19,553.0	13,685.0	33,238.0	812.9	323.6	1,136.5

(1)	Amount equals 50% of Probable reserves reported in our January 1, 2003 reserves report.
(2)	Proved plus Probable figures for January 1, 2003 represent Proved plus 50% Probable (Established) reserves from our January 1, 2003 reserves report.

Item 4.2 Future Net Revenue Reconciliation

The following table sets forth changes between future net revenue estimates attributable to our net proved reserves as at January 1, 2004 compared to such reserves as at January 1, 2003, using constant prices and costs.

Reconciliation of Changes in Net Present Values of Future Net Revenue
Discounted at 10% per year
Proved Reserves – Constant Prices and Costs
2003
Period and Factor	($M)
Estimated Future Net Revenue after tax at Beginning of Year (1)	77,087
Sales and Transfers of Oil & Gas Produced. Net of Production Costs and Royalties	(27,499)
Net Change in Prices, Production Costs and Royalties Related to Future Production	9,747
Changes in Previously Estimated Development Costs Incurred During the Period	15,560
Changes in Estimated Future Development Costs	(1,802)
Extensions and Improved Recovery	1,639
Discoveries	3,016
Net Change Resulting from Revisions in Quantity Estimates	(28,660)
Accretion of Discount	8,610
Net Change in Income Taxes	5,217
Miscellaneous Changes	1,483
Estimated Future Net Revenue at End of Year	64,397
(1) Includes tax pools at beginning of year

Item 5.1 Undeveloped Reserves

Item 5.1(1)	The following table sets forth the volumes of proved undeveloped reserves that were attributed for each of our reserve categories.

Proved Undeveloped Reserves by Year
	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
Period	(mbbl)	(mbbl)	(mmcf)	(mbbl)
2002	737	-	10,937	361
2003	158	-	3,691	20

Of our total proved reserves in 2003, only 14% were undeveloped. Most of our undeveloped proved reserves are located where there is capital required to tie in tested wells. A portion of these projects has already been completed in the first quarter of 2004 and the remaining projects are expected for completion by the end of 2004. One of the projects is not scheduled for completion until the currently-producing zone is depleted.

Item 5.1(2)	Probable Undeveloped Reserves

Of our total probable reserves in 2003, only 49% are classified as undeveloped. These probable undeveloped reserves relate to drilling projects at Cypress, BC and St. Albert, AB. All of these projects are scheduled for completion in 2004.

Item 5.2 Significant Factors and Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs changes. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulation; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

Item 5.3 Future Development Costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

Future Development Costs
	Total Proved	Total Proved	Total Proven Plus Probable
($000’s)	Estimated Using	Estimated Using	Estimated Using
Period	Constant Prices and Costs	Forecast Prices and Costs	Forecast Prices and Costs
2004	8,868	8,868	16,092
2005	0	0	305
2006	0	0	0
2007	45	47	47
2008	0	0	0
Total for all years
- undiscounted	9,163	9,188	16,931
- 10% discounted	8,588	8,602	15,788

The future development costs are capital expenditures required in the future for us to convert proved undeveloped reserves and probable reserves in proved development producing reserves.

On an ongoing basis we will typically use internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues if available on favourable terms to finance its capital expenditure program. When financing corporate acquisitions, we may also assume certain future liabilities.

Item 6.1 Oil and Gas Properties and Wells

Item 6.1(1)	Important Properties, Plants, Facilities and Installations

The following is information describing our important properties, plants, facilities and equipment.

St. Albert, Alberta	St. Albert is located in central Alberta, northwest of the City of Edmonton and near the City of St. Albert.

Geological Description
The property is comprised of two Devonian-Age reef structures, which are associated with 16, separate Cretaceous-Age natural gas and Devonian-Age crude oil pools stacked in seven productive formations, four are natural gas and three crude oil. For purposes of project identification, we refer to these structures as the “north pool” and the “south pool”. Historically, the property has produced in excess of 22.5 million barrels of crude oil and 109 billion cubic feet of raw natural gas from both pools. They continue to remain prospective for recoverable oil from six established Devonian-Age pools in the Leduc D-3, Nisku D-2 and Wabamun D-1 formations.

Land Holdings	We hold 9,210 net acres (13,750 gross) of various crown and freehold petroleum and natural gas leases for a weighted average working interest of 67%.

Seismic	We own a 37.5% working interest in a proprietary 3D seismic database covering 12 square kilometers.

Wells and Facilities
We own a 75% working interest in 17 producing gas wells; from a 44% to 77% working interest in another four; and a 75% working interest in seven producing oil wells. In addition, we own a 75% working interest in one oil battery, one solution gas plant, one sour gas compressor, two sweet gas compressors and a 13 kilometer, 6” sour gas pipeline.

Fiscal 2003 Activities
In the south pool, we drilled three wells targeting remaining Devonian-Age oil reserves. Two of these wells encountered oil pay in the Leduc formation and one well, while unsuccessful in the Leduc formation, was later completed as a Nisku formation oil well. In the north pool, we drilled one well also targeting remaining Devonian-Age oil reserves. While the well was unsuccessful in the Leduc formation, it was later completed as a Nisku formation oil well.

We drilled two successful wells targeting remaining natural gas in the Ostracod formation. We were able to minimize surface and environmental impacts by re-entering existing well bores in all of our drilling activity. We addressed declining reservoir pressures in various sweet gas pools by adding third-party owned compression at the nearby Villeneuve and Carbondale gas plants.

Cypress/Chowade, British Columbia	Cypress/Chowade is located in the foothills of northern British Columbia approximately 100 kilometers northwest of Fort St. John.

Geological Description
The area is prospective for multiple, natural gas-bearing Triassic sandstone and carbonate reservoirs and deep Mississippian carbonate reservoirs contained within classic foothill anticlines that trend northwest-southeast through the area.

Land Holdings	We have crown petroleum and natural gas leases over 15,517 net acres (45,130 gross) for a weighted average working interest of 34%. Of our total net acreage, 83% is undeveloped.

Seismic	We own a licensed copy of a large 2D seismic database and a 100% working interest in 15 kilometers of 2D proprietary seismic data.

Wells and Facilities
We own between 30% - 50% working interests in two producing gas wells and six standing shut-in gas wells, which are currently producing. In five of these eight wells, our interest converts from 50% working interest to 30% working interest at payout. All of our fiscal 2003 gas production was processed at Cypress Gas Plant under a third-party custom processing agreement. A major expansion of pipeline and processing facilities is required to develop this area.

Fiscal 2003 Activities
We participated in drilling two successful exploration wells targeting multi-zone natural-gas bearing reservoirs of Triassic age. We also participated in one exploration well to test and evaluate the Mississippian-Age Debolt formation. While the well was unsuccessful in the Debolt formation, it was cased as a potential gas well in two Triassic-Age formations. We acquired 9,356 net acres (28,350 gross), equipped four wells for tie-in and added a field compressor.

Halkirk, Alberta	Halkirk is located in central Alberta approximately 168 kilometers northeast of Calgary.

Geological Description
This area is prospective for multiple, sweet natural gas-bearing Cretaceous-Age sandstone reservoirs. The primary target for reserves is the Viking formation with an average net pay thickness of approximately five meters.

Land Holdings	We own 6,336 net acres (6,720 gross) of crown and freehold petroleum and natural gas leases for a weighted average working interest of 94%.

Wells and Facilities
We own a 100% working interest in five producing and two standing natural gas wells. We also own an 80% before-payout working interest and a 48% after- payout working interest in three producing gas wells. All of our natural gas production is processed at the Maple Glen Gas Plant under a third-party custom processing agreement.

Fiscal 2003 Activities
We drilled one successful infill Viking gas well and one unsuccessful step-out well. A “step-out” well is a well drilled near a proven well, but located in an unproven area to determine the boundaries of the producing formation. We acquired 320 net acres (100%) of new petroleum and natural gas rights.

Other Non-Core Properties Alberta and Saskatchewan
Peavey/Morinville, Quirk Creek, Alexander, Simonette, Stanmore, and Westlock in Alberta and Elmore and Rapdan in Saskatchewan comprise 16,916 net acres (24,980 gross) with a weighted average working interest of 68%.

Item 6.1(2) Oil and Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at January 1, 2004. The stated interests are subject to land owner’s and other royalties, where applicable, in addition to usual crown royalties and mineral taxes. All the following wells are located in the western provinces of Canada.

	Producing				Non-Producing
	Oil		Natural Gas		Oil		Natural Gas
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Alberta
Alexander			1	1.0
St. Albert	7	5.3	20	15.0	4	3.0
Halkirk			7	6.4
Legal			1	0.3
Westlock			1	0.9
Peavey			4	3.4
Simonette			1	0.5
British Columbia
Cypress			2	1.0			6	2.7
Orion							3	2.2
Saskatchewan
Elmore	3	0.2
Rapdan	1	0.1
Total	11	5.6	37	28.5	4	3.0	9	4.9

(1)	“Gross” wells are defined as the total number of wells in which we have an interest.
(2)	“Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest therein.

Item 6.2 Undeveloped Properties Having No Attributed Reserves

The following table sets forth the number and status of wells in which we had a working interest as at January 1, 2004. The stated interests are subject to land owner’s and other royalties, where applicable, in addition to usual crown royalties and mineral taxes. All the following wells are located in the western provinces of Canada.

Wimborne, Alberta	Wimborne is located in the plains region of south-central Alberta, approximately 144 kilometers northwest of Calgary.

Fiscal 2004 Activities
We have budgeted three exploration gas wells, scheduled for drilling in the third quarter of 2004. Our estimated resource potential of each well is eight bcf with approximate production rates ranging from four – six mmcf/d. Each well is budgeted at a 30% working interest. We are prospecting for Cretaceous Age sandstone reservoirs in a complex, fluvial environment using an extensive database of 3D seismic. Each well is targeting a separate and distinct seismic anomaly. One of these seismic anomalies is analogous to a multi-well producing gas pool approximately ten kilometers away.

The area is accessible year round and is in close proximity to third-party transportation and processing facilities. If successful, we expect tie-in to occur late in 2004, subject to regulatory approvals and negotiation of third-party agreements.

Cypress/Chowade, British Columbia	Cypress/Chowade is located in the foothills of northern British Columbia approximately 100 kilometers northwest of Fort St. John.

Fiscal 2004 Activities
We have budgeted three, exploration multi-zone outpost gas wells, scheduled for drilling in the second and third quarters of 2004. Based on nearby wells, our estimated resource potential of each of our wells ranges between three and five bcf per zone, and approximate production rates range between one – five mmcf/d per zone. Each well is budgeted at a 30% working interest.

During 2003, we participated in nine wells resulting in eight gas wells and one unsuccessful well, for an overall drilling success rate of 89%. Our 2004 wells are targeting multi-zone, natural gas-bearing Triassic Age sandstone and carbonate reservoirs. Our locations have been selected by correlating 2D seismic data and drilling results.

Orion, British Columbia
Orion is strategically located between the Sierra and Helmut natural gas fiels approximately 56 kilometers west of the Alberta border and 112 kilometers south of the Northwest Territories border. The property is dissected by the Sierra Yoyo Desan Road, which provides year-round access for drilling operations.

A large independent Canadian oil and gas company has referred to the regional Devonian Age Jean Marie carbonate reservoir in this area as ‘The Greater Sierra Gas Play’ and has described the area as the largest gas play discovered in Western Canada. Orion is a part of this area and is a key element in our long-term growth strategy.

Geological Description
The area is prospective for natural gas exploration and development in Cretaceous Age Bluesky sandstone reservoirs and Mississippian and Devonian Age Debolt, Jean Marie and Slave Point carbonate reservoirs.

Land Holdings	We hold under lease 46,469 net acres (66,614 gross) for a weighted average working interest of 70%. Approximately 97% of our net holdings are undeveloped.

Wells and Facilities
The property presently has three potential gas wells, one Bluesky formation and two Devonian Age Jean Marie horizontal wells. All three wells are standing awaiting further evaluation. We own a 100% working interest in the Bluesky formation and one Devonian Age Jean Marie formation well, a 15% gross overriding royalty (before payout) and a 50% working interest (after payout) in the other Devonian Age Jean Marie formation well.

Two major pipeline systems terminate at the edge of our property. To the southwest, the Duke Energy Pipeline System connects to Fort Nelson for delivery to Washington State and to the northeast, the Duke Energy Field Services Pipeline System connects to Tooga Compressor Station for delivery to Alberta.

Fiscal 2003 Activities
We drilled one horizontal well at 100% working interest to test the Devonian Age Jean Marie formation. The well tested gas at rates below commercial quantities and is being retained as a potential gas well pending further evaluation.

Fiscal 2004 Activities	We have budgeted two 100% exploration gas wells, scheduled for drilling in the third quarter of 2004. One is drilling for a Slave Point target and the other a Bluesky formation target.

Based on information available to us on an offset Slave Point formation producing well, we estimate our Slave Point well could encounter an estimated pool size of 25 bcf and produce between five – ten mmcf/d. Similar information on several producing offset Bluesky formation wells suggests we could reasonably expect our Bluesky formation well to encounter an estimated pool size of 12 bcf and produce between one – three mmcf/d per well.

The proposed Slave Point well is approximately two kilometers away from a producing Slave Point formation gas well in the adjacent spacing unit. The proposed Bluesky formation well is offset by a multi-well, producing Bluesky formation gas pool approximately the same distance away. Both wells are targeting seismic features identified on our lands using 3D seismic data.

The nearest tie-in point for the wells is two kilometers away. If one or both wells are successful, tie-ins are expected to occur in late 2004 or early 2005. Tie-ins are subject to regulatory approvals, winter access-only conditions, availability of equipment, and negotiation of third-party transportation and processing.

Fraser Valley (Under Moratorium)	The property is located in the lower mainland area of southwest British Columbia near Vancouver.

Under a joint venture agreement with Conoco Canada Limited, we continue to hold a weighted average working interest of 34% in approximately 18,278 net acres (54,502 gross) of undeveloped onshore and offshore petroleum and natural gas rights associated with Permit 802, a validated British Columbia Exploration Permit. Permit 802 is under provincial jurisdiction and includes offshore petroleum and natural gas rights in the Georgia Basin, located in the Strait of Georgia between the Lower Mainland and Vancouver Island.

Fiscal 2004 Activities
Presently, areas offshore are subject to a restricted-access moratorium for petroleum and natural gas activities, however, discussions are underway between the Provincial and Federal Governments in regards to lifting the moratorium. The Provincial Government has indicated its desire to move forward and the Federal Government is currently conducting a public review to identify environmental and social concerns arising from offshore activities along the Pacific West Coast. A final decision is expected in 2004. We have identified through analysis of our proprietary onshore 2D seismic data, a large structural feature approximately 19 square kilometers in size extending offshore. Government-owned gravity data supports our interpretations and refers to the feature as the Robert’s Bank Gravity Anomaly. The Geological Survey of Canada has assigned the Georgia Basin a reserve estimate of 6.5 trillion cubic feet of natural gas. A commercial quantity of gas is yet to be discovered in the area. We plan to be inactive in the Fraser Valley in 2004.

Item 6.3 Forward Contracts

We have no forward contracts as at December 31, 2003.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

The following table discloses the abandonment and reclamation costs of our anticipated costs at December 31, 2003, calculated on an undiscounted and a 10% discount rate with a portion thereof anticipated for settlement in each of the next three years. We currently anticipates incurring abandonment and reclamation costs in respect of forty-two net wells.

Abandonment and Reclamation Costs Net of Salvage Value (After Tax)
										Discounted
($000s)	2004	2005	2006	2007	2008	2009	2010	Remainder	Total	at 10%
Proved producing	0	27	90	111	114	115	36	353	846	427
Total proved	0	50	102	182	135	163	36	591	1259	649
Total proved plus
probable	0	3	25	59	141	149	107	1,161	1,645	599

Item 6.5 Tax Horizon

We are required to pay income taxes with respect to our Fiscal 2003.

Item 6.6 Costs Incurred

The following table sets forth the number and status of wells in which we had a working interest as at January 1, 2004. The stated interests are subject to land owner’s and other royalties, where applicable, in addition to usual crown royalties and mineral taxes. All the following wells are located in the western provinces of Canada.

The following table summarizes the capital expenditures made by us on oil and natural gas properties for the fiscal year ended December 31, 2003.

Costs Incurred
Property Acquisition Costs		Exploration Costs	Development Costs
(M$)		(M$)	(M$)
Proved Properties	Unproved Properties
-	-	51,717	10,908

We own interests in certain properties located in the western provinces of Canada. For purposes of identification, discussion and differentiation, we have named them based on their location. They are as follows:

Southern
Central Alberta		British Columbia	Saskatchewan
St. Albert	Stanmore	Cypress/Chowade (northeast)	Elmore
Halkirk	Westlock	Orion (northeast)	Rapdan
Peavey/Morinville	Wimborne	Fraser Valley (southwest)
Alexander	Quirk Creek
Simonette

Item 6.7 Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which we completed during its 2003 financial year.

	Exploratory Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Oil Wells	-	-	4	3.0
Gas Wells	3	1.8	5	3.5
Service Wells	-	-	-	-
Dry Holes	2	2.0	-	-
Total completed
wells	5	3.8	9	6.5

(1)	“Gross” wells are defined as the total number of wells in which we have an interest.
(2)	“Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest therein.

Item 6.8 Production Estimates

The following table sets forth our estimated total production volumes for Fiscal 2004. Our fields at St. Albert and Cypress/Chowade are the only fields that individually meet or exceed 20% of our estimated total production.

	Light & Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
Total Proved	(mbbl)	(mbbl)	(mmcf)	(mmcf)
All fields	184	-	6,099	223
St. Albert	184	-	3,229	219
Cypress/Chowade	-	-	1,770	-

Item 6.9 Production History

Item 6.9(1)	The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by us for each quarter of our Fiscal 2003.

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Average Daily Production
Light and Medium Oil (bbl/d)	755	694	741	252
Heavy Oil (bbl/d)	>1	>1	>1	>1
Natural Gas (mcf/d)	12,249	11,616	14,292	14,011
Natural Gas Liquids (bbl/d)	639	576	707	724
Average Net Prices
Received(1)
Light and Medium Oil ($/bbl)	49.58	40.70	40.53	36.94
Heavy Oil ($/bbl)	43.14	32.00	35.56	29.85
Natural Gas ($/mcf)	8.09	6.87	5.80	5.73
Natural Gas Liquids ($/bbl)	33.28	26.02	26.17	25.58
Royalties
Light and Medium Oil ($/bbl)	23.54	20.54	18.92	9.55
Heavy Oil ($/bbl)	1.97	3.42	1.36	0.56
Natural Gas ($/mcf)	1.74	1.98	1.39	1.33
Natural Gas Liquids ($/bbl)	5.47	4.43	2.67	3.41
Production Costs
Light and Medium Oil ($/bbl)	2.56	3.67	2.29	3.27
Heavy Oil ($/bbl)	7.78	5.34	12.46	11.81
Natural Gas ($/mcf)	0.98	1.00	1.13	0.98
Natural Gas Liquids ($/bbl)	5.89	6.01	6.80	7.43
Netback Received
Light and Medium Oil ($/bbl)	23.48	16.49	19.32	24.12
Heavy Oil ($/bbl)	33.39	23.24	21.74	17.48
Natural Gas ($/mcf)	5.37	3.89	3.28	3.42
Natural Gas Liquids ($/bbl)	21.92	15.58	16.70	14.74
Note: Unit production cost measures by reserve category require certain allocations to by-products.

Item 6.9(2)	The following table shows our total production before royalties during Fiscal 2003 from our core property, St. Albert.

	Light & Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
Total Proved	(mbbl)	(mbbl)	(mmcf)	(mmcf)
St. Albert	222	-	3,627	239

Form 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Dynamic Oil & Gas Inc. (the “Company”):

1.	We have evaluated the Company’s Reserves Data as at January 1, 2004. The reserves data consist of the following:

	(a)(i)	proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

	(b)(i)	proved oil and gas reserve quantities were estimated as at January 1, 2004 using constant prices and costs; and

	(ii)	the related estimated future net revenue (not included in this report).

2.

The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of January 1, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

($000’s)
Independent			Net Present Value of Future Net Revenue (10% Discount Rate)
Qualified	Description
Reserves	and Preparation	Location of
Evaluator or	Date of Evaluation	Reserves
Auditor	Report	(Country)	Audited	Evaluated	Reviewed	Total
Sproule	Evaluation of the	Canada
P&NG Reserves of
Dynamic Oil & Gas
Inc., as of January 1,
2004 prepared
January to March 2004
Total			-	91,311	-	91,311

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
April 6, 2004

”George Fukushima”
 George F. Fukushima, P.Eng.,
Project Manager & Associate

“Michael Maughan”
Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, & Associate

“Ken Crowther”
Ken H. Crowther, P.Eng.
President

Form 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). This form does not apply in British Columbia

1.	Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form. {1}

2.	The report referred to in item 3 of section 2.1 of NI 51-101 shall in all material respects be as follows:

Report of Management and Directors
On Reserves Data and Other Information

Management of Dynamic Oil & Gas, Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

a)	proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs;

b)	the related estimated future net revenue;

c)	proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

d)	the related estimated future net revenue.

Sproule Associates Limited, an independent qualified reserves evaluator, has evaluated the Company’s reserves data. The report of Sproule Associates Limited is presented above on Form 51-101F2.

The Reserves Audit Committee of the Board of Directors of the Company has:

a)	reviewed the Company’s procedures for providing information to

b)	Sproule Associates Limited;

c)	met with Sproule Associates Limited to determine whether any restrictions affected the ability of Sproule Associates Limited to report without reservation; and

d)	reviewed the reserves data with Management and Sproule Associates Limited.

The Reserves Audit Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Reserves Audit Committee, approved:

a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

b)	the filing of the report of Sproule Associates Limited on the reserves data; and

c)	the content and filing of this report.

The reserves data are based on judgements regarding future events. Actual results may vary and the variations may be material.

”Wayne J. Babcock”
Wayne J. Babcock
President & Chief Executive Officer

“Michael A. Bardell”
Michael A. Bardell
Chief Financial Officer & Corporate Secretary

“William B. Thompson”
William B. Thompson
Director

“John Lagadin”
John Lagadin
Director